
03025900

Registration No. 33-12715

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

ANNUAL REPORT

Annual Report Pursuant to Section 15(d) of
the Securities and Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002

A. Full Title of the Plan:

BRYN MAWR BANK CORPORATION
THRIFT AND SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRYN MAWR BANK CORPORATION
801 LANCASTER AVENUE
BRYN MAWR, PA 19010

"The Exhibit Index is located at page 2 hereof."

REQUIRED INFORMATION

a.) Financial Statements. The financial statements filed as a part of this Annual Report are listed in the Index to Financial Statements at page 4.

b.) Exhibit Index:

24. The consent of PricewaterhouseCoopers LLP, independent auditor.

99.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Administrative Committee of The Bryn Mawr Bank Corporation has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

THE BRYN MAWR BANK CORPORATION
THRIFT AND SAVINGS PLAN

Date: June 27, 2003

By: Michelle M. Fritz
Michelle Fritz
Benefit Plans Administrative Committee


SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2003
WASH. D.C.
155
SECTION

Bryn Mawr Bank Corporation Thrift and Savings Plan

Financial Statements and Supplemental Schedules December 31, 2002 and 2001

Bryn Mawr Bank Corporation
Thrift And Savings Plan
Contents
December 31, 2002 and 2001

Page(s)



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants

To the Thrift and Savings Plan Committee
of the Bryn Mawr Bank Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Bryn Mawr Bank Corporation Thrift and Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 13, 2003

Bryn Mawr Bank Corporation
Thrift And Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Assets		
Investments at fair value	$12,740,120	$13,733,992
Accrued interest and dividends	16,059	15,502
Total assets	12,756,179	13,749,494
Liabilities		
Accrued expenses	6,650	-
Total liabilities	6,650	-
Net assets available for benefits	$12,749,529	$13,749,494

The accompanying notes are an integral part of these financial statements.

Bryn Mawr Bank Corporation
Thrift And Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2002 and 2001

	2002	2001
Additions		
Investment income		
Dividends	$ 87,061	$ 97,341
Interest	71,334	127,122
Qualified Common Trust Fund Income	140,016	135,722
Net (depreciation) appreciation in the fair value of investments	(656,556)	170,297
Contributions		
Employer	413,977	337,822
Participant	874,503	885,506
Rollovers	41,486	139,693
Total additions	971,821	1,893,503
Deductions		
Benefits paid to participants	1,918,982	392,448
Administrative expenses	52,804	15,748
Net (decrease) increase	(999,965)	1,485,307
Net assets available for benefits		
Beginning of year	13,749,494	12,264,187
End of year	$12,749,529	$13,749,494

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

General

The following description of the Bryn Mawr Bank Corporation Thrift and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. The Plan is a defined contribution plan under which all employees of Bryn Mawr Bank Corporation (the "Corporation") and its wholly-owned subsidiaries, including The Bryn Mawr Trust Company (the "Bank"), (collectively, the "Company") who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employees can voluntarily contribute through payroll deduction from 1% to 16% of their base annual pay on a pre-tax basis, subject to certain limitations. Such contributions are matched dollar for dollar by the Company to a maximum of 3% of the participant's base annual pay. In addition, the Board of Directors may, at their discretion, authorize an additional contribution based on the Company's profitability. The participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers the Corporation's common stock, two common trust funds and four mutual funds as investment options for participants. The matching Corporation contribution is allocated among the investment options based upon the elections made by the participants.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments in common trust funds ("funds") are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund's net assets at fair value by its limits outstanding at the valuation dates. The Corporation stock is valued at its quoted market price.

Purchases and sales of investments are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

3. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2002 and 2001.

	2002	2001
Federated Prime Obligations Fund, 3,038,339 and 2,532,311 shares, respectively	$ 3,038,339	$ 2,532,311
Qualified Equity Fund, 45,909 and 46,374 shares, respectively	3,155,316	4,228,876
Qualified Income Fund II, 141,918 and 129,255 shares, respectively	1,486,450	1,303,359
Bryn Mawr Bank Corporation Common Stock 80,894 and 120,972 shares, respectively	2,963,147	3,417,459
Turner Small Cap Growth Fund, 0 and 43,242 shares, respectively	-	867,861

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2002	2001
Common stock	$ 849,744	$ 808,696
Common trust funds	(991,633)	(638,907)
Mutual funds	(514,667)	508
	$ (656,556)	$ 170,297

4. Withdrawals

Participants are 100% vested in the underlying equity in their account, including employer contributions. Participants who terminate from the Plan have distributed to them all vested funds.

Participant contributions and accumulated earnings are restricted as to withdrawal except in the case of hardship as defined by the Internal Revenue Code. Such withdrawals will be subject to a 10% withdrawal penalty to the participant.

5. Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

6. Participants Loan Fund

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Current Loan terms range from 1-5 years or up to 10 years in certain instances. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through bi-weekly payroll deductions.

7. Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum equal to the value of the participant's vested interest in his or her account or annual payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

8. Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated September 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

9. Related-Party Transactions

Certain Plan investments are common trust funds managed by the Company as well as shares of stock issued by the Company. The Company is the Trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

Bryn Mawr Bank Corporation
Thrift and Savings Plan
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Part IV, Item 4i
December 31, 2002

Identity of Issue	Description of Investment	Interest Rate	Maturity Date	Current Value
Bryn Mawr Trust Company Qualified Equity Fund*	Common Trust Fund			$ 3,155,316
Bryn Mawr Trust Company Qualified Income Fund II*	Common Trust Fund			1,486,450
Bryn Mawr Bank Corporation*	Common Stock			2,963,147
Clipper Fund	Registered Investment Company			54,996
Federated Prime Obligations Fund	Registered Investment Company			3,038,339
Brown Small Cap Fund	Registered Investment Company			624,460
Templeton Institutional Foreign Equity Fund	Registered Investment Company			527,418
Vanguard 500 Index Fund	Registered Investment Company			600,417
Participant Loans	Loans to participants	6.5% - 10%	1/03-7/22	289,577
Total				$ 12,740,120

* Party-in-interest

Bryn Mawr Bank Corporation
Thrift and Savings Plan
Schedule of Reportable Transactions
Form 5500, Schedule H, Part IV, Item 4j
Year Ended December 31, 2002

(a) Identity of Party Involved	(b) Description of Assets (include interest rate earned and maturity in case of a ban)	(c) Purchase Price	(d) Selling Price	(e) Cost	(f) Net Gain or (Loss)
Bryn Mawr Bank Corporation	Turner Small Cap Growth Fund	-	$ 561,738	$ 1,258,622	$ (696,884)
Bryn Mawr Bank Corporation	Brown Small Cap Growth Fund	$ 561,738	-	561,738	-



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103
Telephone (267) 330 3000
Facsimile (267) 330 3300

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.003-12715) of Bryn Mawr Trust Corporation of our report dated June 13, 2003 relating to the financial statements of the Bryn Mawr Bank Corporation Thrift and Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Philadelphia, PA 19103
June 26, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. §1350, AS ADOPTED PURSUANT TO §906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for the Bryn Mawr Bank Corporation Thrift and Savings Plan on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frederick C. Peters II, Chief Executive Officer of the Bryn Mawr Bank Corporation certify pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2003, that to the best of my knowledge and belief:

1. The Report fully complies with the requirements of §13 (a) or 15 (d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

Frederick C. Peters, Chief Executive Officer

Dated: June 27, 2003

The foregoing Certification is being furnished solely pursuant to 18 U.S.C. §1350 and is not being filed as part of the Report or as a separate disclosure document. This Certification shall not be deemed "filed" for purposes of §18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to liability under that section. This Certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent this Exhibit 99.1 is expressly and specifically incorporated by reference in any such filing.

Exhibit 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. §1350, AS ADOPTED PURSUANT TO §906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for the Bryn Mawr Bank Corporation Thrift and Savings Plan on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joseph W. Rebl, Chief Financial Officer of the Bryn Mawr Bank Corporation certify pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2003, that to the best of my knowledge and belief:

3. The Report fully complies with the requirements of §13 (a) or 15 (d) of the Securities Exchange Act of 1934; and

4. The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

Joseph W. Rebl, Chief Financial Officer

Dated: June 27, 2003

The foregoing Certification is being furnished solely pursuant to 18 U.S.C. §1350 and is not being filed as part of the Report or as a separate disclosure document. This Certification shall not be deemed "filed" for purposes of §18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to liability under that section. This Certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent this Exhibit 99.1 is expressly and specifically incorporated by reference in any such filing.